Mail Stop 60-10

September 19, 2005

CT Corporation System
agent for service of process for A-Max Technologies Limited
111 Eighth Avenue
New York, New York 10011

> **Re: A-Max Technology Limited**
> **Registration Statement on Form F-1**
> **Filed September 13, 2005**
> **File No. 333-128297**

Ladies and Gentlemen:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover art

1.   Please confirm that all products depicted on the prospectus cover represent products that you currently sell. Also tell us how you selected products to depict so that they objectively represent your product line.

Recent PRC Regulations, page 18

2.   Since this risk results in part from the activities of your COO, you should say so directly.

Sale of Ordinary Shares by Certain Existing Shareholders, page 67

3.   Please disclose the date on which your existing shareholders consummated this
        transaction.

Underwriting, page 96

Reserved ADSs, page 97

4.   We note your statement in response to prior comment 8 that "the Company and
        the Underwriters have not made any offers or solicitations and will not initiate
        any contact with prospective participants prior to a public filing of the registrant
        statement." Please confirm that you will not make any offers or solicitations prior
        to the filing of a registration statement containing a prospectus that includes all
        non-Rule 430A information. This includes the price range and related
        information based on a bona fide estimate of the public offering price within that
        range.

Expenses Relating to This Offering, page 101

5.   We note the disclosure in your revised prospectus that expenses will be borne
        proportionately by the selling shareholders and you "unless otherwise agreed by
        us and the selling shareholders." With a view toward disclosure, tell us whether
        you contemplate increasing or decreasing your proportion of the offering
        expenses. Also disclose when this determination will be made and what factors
        you will consider when making the determination.

Exhibits

6.   Please file all employment agreements required by Item 601(b)(10)(iii) of
        Regulation S-K, including those with Victor Chan, Yu Xiao Dong and Diana
        Chan mentioned on page 68.

7.   Please file signed and dated legal opinions.

8.   Opinions like exhibit 5.1 and 8.1 should not assume conclusions of law that are a
        requirement of the ultimate opinion. In this regard, we note your assumptions
        regarding the effect of other laws. See also rule 436(f).

9.   Please file all remaining exhibits, and allow time for resolution of any additional
        comments regarding those exhibits.

Exhibit 5.1

10.   Please tell us why assumption (d) in the third paragraph is appropriate. It is unclear why counsel cannot determine whether the resolutions are in effect.

11.   Given counsel's assumption in the paragraph numbered "2" regarding "when issued and paid for," it is unclear why assumption (f) in the third paragraph is appropriate.

12.   We note that the legal opinion states that it is "issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter." Your registration statement must include an opinion on which investors can rely. Please revise so as not to imply that investors cannot rely on counsel's opinion.

13.   We note that the opinion in the paragraph numbered "3" is based solely upon a review of the register of members. If other factors affect the legal conclusions in the paragraph, it is unclear how this exhibit satisfies your obligation to file the opinion required by Regulation S-K Item 601(b)(5).

Exhibit 8.1

14.   Please tell us why the definition of "Registration Statement" excludes exhibits and what the possible effect on the opinion could be.

15.   Given the last sentence on the first page, please file an updated opinion that covers the form of prospectus in the registration statement when it is declared effective.

16.   Based on the second paragraph on page 2, the opinion appears to cover only "certain" of the Bermuda tax matters you disclose. Please tell us which items are excluded from the opinion and why those exclusions are appropriate.

Exhibit 8.2

17.   Please file an opinion regarding the tax consequences, not the accuracy of your disclosure.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): David T. Zhang and Julie Gao – Latham & Watkins LLP